Form 20-F
INTELLIGENT POLYMERS LTD
filed 1999-12-30
CIK 1046214

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 20-F

[ ] Registration Statement Pursuant To Section 12(B) Or 12(G) Of The Securities Exchange Act Of 1934
                                       OR
[X] Annual Report Pursuant To Section 13 Or 15(D) Of The Securities Exchange Act of 1934
                                       OR
[ ] Transition Report Pursuant To Section 13 Or 15(D) Of The Securities Exchange Act Of 1934


               COMMISSION FILE NUMBER INTELLIGENT POLYMERS LIMITED

             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                                 NOT APPLICABLE
                 (TRANSLATION OF REGISTRANT'S NAME INTO ENGLISH)

                                     BERMUDA
                 (JURISDICTION OF INCORPORATION OR ORGANIZATION)

            Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda
                           C/O CONYERS DILL & PEARMAN.
                    (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)

SECURITIES REGISTERED OR TO BE REGISTERED PURSUANT TO SECTION 12(B) OF THE ACT:
UNITS, EACH UNIT CONSISTING OF:

(I) ONE COMMON SHARE, PAR VALUE $0.01 PER SHARE, OF INTELLIGENT POLYMERS LIMITED AND

(II) ONE WARRANT TO PURCHASE ONE COMMON SHARE, NO PAR VALUE, OF BIOVAIL CORPORATION INTERNATIONAL

SECURITIES REGISTERED OR TO BE REGISTERED PURSUANT TO SECTION 12(G) OF THE ACT:

                                      None

NAME OF EACH EXCHANGE ON WHICH REGISTERED:

                            AMERICAN STOCK EXCHANGE.

     Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

     None


INDICATE THE NUMBER OF OUTSTANDING SHARES OF EACH OF THE ISSUER'S CLASSES OF CAPITAL OR COMMON STOCK AS OF THE CLOSE OF THE PERIOD COVERED BY THE ANNUAL
REPORT:

          12,000 SPECIAL SHARES
          3,737,500 COMMON SHARES

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                              Yes  X     No
                                  ---       ---

Indicate by check mark which financial statement item the registrant has elected to follow.

                              Item 17     Item 18 X
                                      --          --

                                Table of Contents

                               General Information

                                     PART I                                           Page
                                                                                      ----
Item 1.      Description Of Business....................................................4

Item 2.      Description of  Property..................................................19

Item 3.      Legal Proceedings.........................................................19

Item 4.      Control of Company........................................................20

Item 5.      Nature of Trading Market..................................................20

Item 6.      Exchange Control and Other Limitations Affecting Security Holders.........21

Item 7.      Taxation..................................................................21
 .
Item 8.      Selected Financial Data...................................................24

Item 9.      Management's Discussion and Analysis
             of Financial Condition and Results of Operations..........................25

Item 10.     Directors and Officers of Registrant......................................26

Item 11.     Compensation of Directors and Officers....................................27

Item 12.     Options to Purchase Securities from Registrant or Subsidiaries............27

Item 13.     Interest of  Management in Certain Transactions ..........................27

                                     PART II

Item 14.     Description of Securities to be Registered................................28

                                     PART III

Item 15.     Defaults Upon Senior Securities...........................................28

Item 16.     Changes in Securities, Changes in Security for Registered Securities......28

Item 17.     Financial Statements and Exhibits.........................................28

Item 18.     Financial Statements......................................................28

Item 19.     Financial Statements and Exhibits.........................................28

In this Annual Report, unless otherwise specified, all amounts are expressed in United States dollars ($)

                                     PART 1.

All financial information contained in this document is expressed in United States dollars, unless otherwise stated.

"SAFE HARBOR" STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995:

TO THE EXTENT THAT ANY STATEMENTS MADE IN THIS DOCUMENT CONTAIN INFORMATION THAT ARE NOT HISTORICAL, THESE STATEMENTS ARE ESSENTIALLY FORWARD LOOKING AND ARE SUBJECT TO RISKS AND UNCERTAINTIES, INCLUDING THE DIFFICULTY OF PREDICTING FOOD AND DRUG ACT AND THERAPEUTIC PRODUCT DIRECTORATE APPROVALS, ACCEPTANCE AND DEMAND FOR NEW PHARMACEUTICAL PRODUCTS, THE IMPACT OF COMPETITIVE PRODUCTS AND PRICING, NEW PRODUCT DEVELOPMENT AND LAUNCH, RELIANCE ON KEY STRATEGIC ALLIANCES, AVAILABILITY OF RAW MATERIALS, THE REGULATORY ENVIRONMENT, FLUCTUATIONS IN OPERATING RESULTS AND OTHER RISKS DETAILED FROM TIME TO TIME IN THE COMPANY'S VARIOUS FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION.


ITEM 1. DESCRIPTION OF BUSINESS

Introduction

Intelligent Polymers Limited ("IPL" or the "Company") was incorporated in Bermuda on July 30, 1997 primarily to develop once-daily controlled release versions of selected drugs, which are currently marketed only in immediate release form or in controlled release form requiring multiple daily dosing, and whose patents have or will have expired upon the anticipated receipt of FDA marketing approval. We commenced operations on October 10, 1997. We intend to commercialise our products through manufacturing, third party marketing partners and other means.

On July 30, 1997, we issued 12,000 Special Shares of US$1.00 each to Biovail Corporation International ("Biovail"), an Ontario corporation. In October 1997, IPL and Biovail completed the sale to the public of 3,375,000 Units, each Unit consisting of one Common Share of the Company and one Warrant (the "Warrant") to purchase one Common Share of Biovail. The offering raised approximately $67,700,000 in net proceeds to the Company. On September 30, 1999 the Units separated into two underlying securities. Our Common Shares are traded on the American Stock Exchange under the symbol "IXP". Our Warrants, which are exercisable at US$40.00 per share from October 1, 1999 through September 30, 2002, are traded on the New York Stock Exchange under the symbol "BVFw".

We have not yet completed product development, obtained regulatory approvals or verified the market acceptance and demand for our products. Revenues for the period July 30, 1997 to June 30, 1999 relate entirely to investment activities.

Our registered office and principal executive office is located at Clarendon House, 2 Church Street, Hamilton ,Bermuda.

Relationship with Biovail Corporation International

Biovail currently owns all of our issued and outstanding Special Shares, par value $1.00 per share (the "Special Shares"). The Special Shares confer on Biovail certain limited rights, including the right to appoint one director to our Board of Directors and the right to purchase all, but not less than all, of our outstanding Common Shares (See "Purchase Option"). Although the Special Shares do not entitle Biovail to vote at any meeting of our shareholders and do not entitle Biovail to receive any dividend or any other distribution, or any right or interest in the profits or assets of IPL, any resolution to wind up the affairs of or liquidate I.P.L. will confer upon Biovail a right to vote and the Special Shares will carry the number of votes equal to the total number of votes carried by the Common Shares outstanding at the time.

Purchase Option

Biovail, as holder of all of our issued and outstanding Special Shares, has the right to purchase all, but not less than all, of our issued and outstanding Common Shares at the time such right is exercised (the "Purchase Option"). Biovail may exercise the Purchase Option at any time up to the earlier of (i) September 30, 2002 and (ii) the 90th day after the date that we provide Biovail with our quarterly financial statements showing cash or cash equivalents of less than $3 million. Biovail may, at its election, extend the period under (ii) above by providing additional funding for the continued development of any or all of the our Products, but in no event beyond September 30, 2002.

If the Purchase Option is exercised, the purchase price, calculated on a per share basis, will be as follows:

                                                                    Purchase Option Exercise Price
                                                                    ------------------------------
Before October 1, 2000                                                         US$39.06
On or after October 1, 2000 and on or before September 30, 2001                US$48.83
On or after October 1, 2001 and on or before September 30, 2002                US$61.04

The Purchase Option exercise price may be paid in cash, or Biovail Common Shares, or any combination at Biovail's sole discretion.

Until the expiration of the Purchase Option, no resolution or act of I.P.L. to authorize or permit any of the following will be effective without the prior written approval of Biovail, or any subsequent holder or holders of a majority of the Special Shares: (i) the allotment or issue of our shares or other securities or the creation of any right to such allotment or issue; (ii) the reduction of our authorized share capital; (iii) borrowings by us over an aggregate of $1 million outstanding at any one time; (iv) the sale or other disposition of, or the creation of any lien or liens on, the whole or a material part of our undertaking or assets; (v) the declaration or payment of dividends or the making of any other distribution to our shareholders; (vi) the amalgamation of I.P.L; and (vii) any alteration of the Purchase Option. Accordingly, Biovail, as the holder of the majority of the outstanding Special Shares, could preclude the holders of a majority of the outstanding Common Shares and our Board of Directors from taking any of the foregoing actions during such period.


Development Contract

We have entered into a Development and License Agreement with Biovail (the "Development Contract") under which Biovail has agreed to use diligent best efforts to conduct toxicity studies, formulation development, clinical studies and final development including U.S. regulatory approval of our products, as defined and as added to and modified by mutual agreement (the "Products"). Since the majority of our activities are conducted under contract by Biovail, we do not maintain any research staff nor occupy any research facilities. All intellectual property developed pursuant to the Development Contract remains the property of Biovail. Although Biovail and I.P.L. believe that, in general, the terms of the

Development Contract are consistent with customary practices in the pharmaceutical industry, the Development Contract was not negotiated on an arm's-length basis.

Since we commenced operations in October 1997, Biovail has performed research and development work for us under the Development Contract. Payments to Biovail under the Development Contract for clinical development of the Products are the full amount of all development costs incurred by Biovail in performing these activities, up to the maximum amount of funds available to us (which includes any licensing or marketing income earned by us and any cash received upon exercise of the Biovail Option, as described below), less working capital to be retained by us of $1.0 million and a reserve of $1.5 million for possible litigation relating to the Additional Product (the "Available Funds", which term shall include any portion of the litigation reserve remaining after FDA approval of the Additional Product). Biovail provides, subject to customary business constraints and limitations, appropriate scientific and technical personnel, necessary laboratories and equipment and administration of research and development operations. Under the Development Contract, Biovail is not required to allocate any specified amount of time or resources to perform its obligations thereunder. The development obligations of Biovail and IPL under the Development Contract will terminate upon the expenditure of all Available Funds or at such other time as we and Biovail may mutually determine. In a press release dated December 1, 1999, Biovail announced that it had exercised its option to purchase an exclusive license for the Additional Product for a purchase price of $25 million. Accordingly, we estimate that the Available Funds will be expended on or about March 31, 2001.

If at any time the amount of the Available Funds falls below $3.0 million, we will deliver a Financial Notice to Biovail certifying the amount. On the 90th day after the Financial Notice, to the extent Biovail has not either exercised the Purchase Option or extended the termination date of the Purchase Option as discussed above under "Purchase Option", we and Biovail will commence negotiations as to the terms on which Biovail might provide additional funding for any or all of the Products. Such negotiations will extend for a maximum of 60 days and will take into account relevant issues, including, but not limited to, the amount and timing of such funding, possible alterations in the terms of the Biovail Option if the Biovail Option has not yet been exercised, or the possibility of granting Biovail a renewed Biovail Option with respect to a different product if the Biovail Option has been exercised, and the terms of the Development Contract. If the parties successfully negotiate new funding terms, the Purchase Option can be extended, but not beyond September 30, 2002. During such period of negotiation, we will have the right, but will not be required, to expend any Available Funds under the Development Contract. As to any product for which we and Biovail fail to reach agreement as to any additional funding by Biovail, Biovail will grant to us a worldwide license for all of its patent rights and other intellectual property (as reasonably agreed to by Biovail and us as being necessary to develop further any such Product). The License to us shall be non-royalty bearing and exclusive for the License Period and non-exclusive thereafter.

License Option

Pursuant to the Development Contract and subject to the Biovail Option, Biovail has granted us a License (the "License") to manufacture or obtain manufacturing for (subject to Biovail's exclusive manufacturing period, right of first refusal and right of approval described below), sell and otherwise market and sublicense others to market, throughout the world (other than in Canada), Products developed by us under the Development Contract or, as to Products for which we and Biovail fail to reach agreement as to necessary additional funding, under other arrangements. We will have a non-royalty bearing license with respect to the rights described above which is exclusive for the License Period and is non-exclusive thereafter. Pursuant to the terms of the Development Contract, Biovail will have the exclusive right to manufacture any Product manufactured through the fifth anniversary of FDA approval of each such Product and will be obligated during such period, at our request, to manufacture any Product approved by the FDA at Biovail's standard cost of manufacture plus 25 % of such cost. Thereafter, our right to obtain manufacturing will be subject to a right of first refusal on the part of Biovail to match any manufacturing arrangement offered by third-party manufacturers and, in the event Biovail does not exercise such right of first refusal, to Biovail's right to approve any proposed manufacturer or sub-licensee, which approval may be withheld only if any such manufacturer has insufficient or inadequate manufacturing capability (including lack of compliance with GMP regulations) or if any such sub-licensee's activities will have a material adverse effect on Biovail's overall competitive position in the pharmaceutical industry. In the event that Biovail exercises its right to reject a manufacturer proposed by us, and we and Biovail cannot agree on an alternative manufacturer, Biovail will be obliged to manufacture any such product for us at prevailing market rates but not less than Biovail's standard cost of manufacturing plus 15% of such cost. Biovail will have the right to terminate the License as to any product in the event that we do not market such Product within nine months from the date of marketing approval by the FDA.

The License as to any particular Product will be exclusive until the expiration of any patents covering the Licensed Product or, if there are no such patents, for a period of 10 years from the date of the first commercial sale of the Product (such longer period being the "License Period"). Any such License shall be royalty-free and, after the License period, non-exclusive.

Crystaal Corporation, a wholly owned subsidiary of Biovail Corporation International, will pay us royalties equal to 3% of net sales of any Product (other than the Additional Product, if Biovail has exercised the Biovail Option) sold in Canada during the License Period by Biovail or its sublicensees.

Biovail had the right to exercise an option to acquire an exclusive license for the Additional Product from us by paying, at Biovail's option, either (1) base royalties of 10% of net sales from this product during a specified period or (2) within 30 days of the exercise of the option, a lump sum of $25.0 million. In a press release dated December 1, 1999, Biovail announced that it had exercised its option to purchase the exclusive license for a purchase price of $25 million. In this event, Biovail will possess all rights with respect to the Additional Product, including, without limitation, the right to manufacture or obtain manufacturing for, license and market the Additional Product.

Services Agreement.

We have entered into a services agreement with Biovail (the "Services Agreement") pursuant to which Biovail has agreed to provide management and administrative services to us for a quarterly fee of $100,000. The Services Agreement terminates one year after termination of the Purchase Option. In addition, we or Biovail may terminate the Services Agreement at any time upon 90 days' notice. Either IPL or Biovail may terminate the Services Agreement in the event that the other party (i) breaches any material obligation thereunder or under the Development Contract, which breach continues for 60 days after notice thereof, or (ii) enters into any liquidation or bankruptcy proceedings.

Status of Product Development.

Biovail has completed the development of a generic version of Procardia XL on our behalf and filed an ANDA in the first quarter of 1998. We have received tentative approval for this product from the FDA, however, we are subject to the 30 month provision under the Waxman-Hatch regulations. The 30 month provision expires in August 2000.

Preclinical toxicology studies have been initiated by Biovail, on our behalf, for the five branded products under development. Genetic toxicology studies for all of the products have been completed and final results similar to those from the innovator compounds were obtained. Chronic toxicity studies have been completed for three of the five products and reproductive toxicity studies have been completed on four of the five products. Final formulations for two products have been developed and are planned to be scaled up by the first quarter of fiscal 2000. Formulation development and optimization is in process for the other products.

At the time of the Company's launch in October 1997, the indicated U.S. market size for the molecules represented in the Company's branded product portfolio was $1,905 million. For the twelve months ended June 30, 1999, the indicated U.S. market size for the five branded products in the portfolio was $3,074 million.

Research and Development.

During the year ended June 30, 1999, we incurred research and development costs of US$32,393,534 compared with $14,565,954 in the fiscal period ended June 30, 1998. The increase is attributable to the fact that Biovail and others were developing products on our behalf in 1999 and these products were at a more costly stage of development than the projects conducted in 1998.

Government Regulation

The research and development, manufacture and marketing of controlled-release pharmaceuticals are subject to regulation by U.S., Canadian and foreign governmental authorities and agencies. Such national agencies and other federal, state, provincial and local entities regulate the testing, manufacturing, safety and promotion of our products. The regulations applicable to our products may change as the currently limited number of approved controlled-release products increases and regulators acquire additional expertise in this area.

UNITED STATES REGULATION

NEW DRUG APPLICATION

We will be required by the FDA to comply with NDA procedures for our branded products prior to commencement of marketing by us or our licensees. New drug compounds and new formulations for existing drug compounds which cannot be filed as ANDAs are subject to NDA procedures. These procedures include (1) preclinical laboratory and animal toxicology tests; (2) scaling and testing of production batches; (3) submission of an Investigational New Drug Application ("IND"), which must become effective before human clinical trials commence; (4) adequate and well controlled human clinical trials to establish the safety and efficacy of the drug for its intended indication; (5) the submission of an NDA to the FDA; and (6) FDA approval of an NDA prior to any commercial sale or shipment of the product, including pre-approval and post-approval inspections of its manufacturing and testing facilities. If all of this data in the product application is owned by the applicant, the FDA will issue its approval without regard to patent rights that might be infringed or exclusivity periods that would affect the FDA's ability to grant an approval if the application relied upon data which the applicant did not own. We do not intend to file applications where we do not own all the data either submitted with or included in our applications.

Preclinical laboratory and animal toxicology tests must be performed to assess the safety and potential efficacy of the product. The results of these preclinical tests, together with information regarding the methods of manufacture of the products and quality control testing, are then submitted to the FDA as part of an IND requesting authorization to initiate human clinical trials. Once the IND notice period has expired, clinical trials may be initiated, unless a hold on clinical trials has been issued by the FDA.

Clinical trials involve the administration of a pharmaceutical product to individuals under the supervision of qualified medical investigators. Clinical studies are conducted in accordance with protocols that detail the objectives of a study, the parameters to be used to monitor safety and the efficacy criteria to be evaluated. Each protocol is submitted to the FDA and to an Institutional Review Board prior to the commencement of each clinical trial. Clinical studies are typically conducted in three sequential phases, which may overlap. In Phase I, the initial introduction of the product into human subjects, the compound is tested for safety, dosage, tolerance, metabolic interaction, distribution, excretion and pharmacodynamics. Phase II involves studies in a limited patient population to (1) determine the efficacy of the product for specific targeted indications; (2) determine optimal dosage and (3) identify possible adverse effects and safety risks. In the event Phase II evaluations demonstrate that a pharmaceutical product is effective and has an acceptable safety profile, Phase III clinical trials are undertaken to further evaluate clinical efficacy of the product and to further test its safety within an expanded patient population at geographically dispersed clinical study sites. Periodic reports on the clinical investigations are required. We or the FDA may suspend clinical trials at any time if either party believes the clinical subjects are being exposed to unacceptable health risks. The results of the product development, analytical laboratory studies and clinical studies are submitted to the FDA as part of an NDA for approval of the marketing and commercialization of a pharmaceutical product.

The above-described NDA procedures are premised on the applicant being the owner of, or having obtained a right of reference to, all of the data required to prove safety and efficacy. These NDAs are governed by 21 U.S.C. ss. 355(b)(1), also known as Section 505(b)(1) of the FDC Act.

ABBREVIATED NEW DRUG APPLICATION

In certain cases, where the objective is to develop a generic version of an approved product already on the market in controlled-release dosages, an ANDA may be filed in lieu of filing an NDA. Under the ANDA procedure, the FDA waives the requirement to submit complete reports of preclinical and clinical studies of safety and efficacy and instead requires the submission of bioequivalency data, that is, demonstration that the generic drug produces the same effect in the body as its brand-name counterpart and has the same pharmacokinetic profile, or change in blood concentration over time. The ANDA procedure would be available to us for a generic version of a drug product approved by the FDA. In certain cases, an ANDA applicant may submit a suitability petition to the FDA requesting permission to submit an ANDA for a drug product that differs from a previously approved reference drug product (the "LISTED DRUG") when the change is one authorized by statute. Permitted variations from the listed drug include changes in (1) route of administration; (2) dosage form; (3) strength and (4) one of the active ingredients of the Listed Drug when the Listed Drug is a combination product. The FDA must approve the petition before the ANDA may be submitted. An applicant is not permitted to petition for any other kinds of changes from listed drugs. The information in a suitability petition must demonstrate that the change from the Listed Drug requested for the proposed drug product may be adequately evaluated for approval without data from investigations to show the proposed drug product's safety or effectiveness. The advantages of an ANDA over an NDA include reduced research and development costs associated with bringing a product to market, and generally a shorter review and approval time at the FDA.

PATENT CERTIFICATION AND EXCLUSIVITY ISSUES

ANDAs are required to include certifications with respect to any patents which claim the Listed Drug or which claim a use for the Listed Drug for which the applicant is seeking approval. If applicable patents are in effect and this information has been submitted to the FDA, the FDA must delay approval of the ANDA until the patents expire. If the applicant believes it will not infringe the patents, it can make a patent certification to the holder of patents on the drug for which a generic drug approval is being sought, which may result in patent infringement litigation which could delay the FDA approval of the ANDA for up to 30 months. If the drug product covered by an ANDA were to be found by a court to infringe another company's patents, approval of the ANDA could be delayed until the patents expire.

Under the FDC Act, the first filer of a generic product is entitled to receive 180 days of market exclusivity. Subsequent filers of generic products would be entitled to market their approved product six months after the earlier of the first commercial marketing of the first filer's generic product or a successful defense of a patent infringement suit.

Patent expiration refers to expiry of U.S. patents (inclusive of any extensions) on drug compounds, formulations and uses. Patents outside the United States may differ from those in the United States. Under U.S. law, the expiration of a patent on a drug compound does not create a right to make, use or sell that compound. There may be additional patents relating to a person's proposed manufacture, use or sale of a product that could potentially prohibit such person's proposed commercialization of a drug compound.

The FDC Act contains non-patent market exclusivity provisions which offer additional protection to pioneer drug products and are independent of any patent coverage that might also apply. Exclusivity refers to the fact that the effective date of approval of a potential competitor's ANDA to copy the pioneer drug may be delayed or, in certain cases, an ANDA may not be submitted until the exclusivity period expires. Five years of exclusivity are granted to the first approval of a "new chemical entity." Three years of exclusivity may apply to products which are not new chemical entities, but for which new clinical investigations are essential to the approval. For example, a new indication for use or a new dosage strength of a previously-approved product may be entitled to exclusivity, but only with respect to that indication or dosage strength. Exclusivity only offers protection against a competitor entering the market via the ANDA route, and does not operate against a competitor that generates all of its own data and submits a full NDA under Section 505(b)(1) of the FDC Act.

If applicable regulatory criteria are not satisfied, the FDA may deny approval of an NDA or an ANDA or may require additional testing. Product approvals may be withdrawn if compliance with regulatory standards is not maintained or if problems occur after the product reaches the market. The FDA may require further testing and surveillance programs to monitor the pharmaceutical product that has been commercialized. Noncompliance with applicable requirements can result in additional penalties, including product seizures, injunction actions and criminal prosecutions.

CANADIAN REGULATION

The requirements for selling pharmaceutical drugs in Canada are substantially similar to those of the United States described above.

INVESTIGATIONAL NEW DRUG APPLICATION

Before conducting clinical trials of a new drug in Canada, we must submit an IND to the Canadian Therapeutics Products Directorate (the "TPD"). This application includes information about the methods of manufacture of the drug and controls, and preclinical laboratory and animal toxicology tests on the safety and potential efficacy of the drug. If, within 60 days of receiving the application, the TPD does not notify us that our application is unsatisfactory, we may proceed with clinical trials of the drug. The phases of clinical trials are the same as those described above under "--United States Regulation--New Drug Application."

NEW DRUG SUBMISSION

Before selling a new drug in Canada, we must submit a New Drug Submission ("NDS") to the TPD and receive a notice of compliance from the TPD to sell the drug. The NDS includes information describing the new drug, including its proper name, the proposed name under which the new drug will be sold, a quantitative list of ingredients in the new drug, the methods of manufacturing, processing, and packaging the new drug, the controls applicable to these operations, the tests conducted to establish the safety of the new drug, the tests to be applied to control the potency, purity, stability and safety of the new drug, the results of clinical trials, the intended indications for which the new drug may be prescribed and the effectiveness of the new drug when used as intended. The TPD reviews the NDS. If the NDS meets the requirements of Canada's Food and Drugs Act and Regulations, the TPD will issue a notice of compliance for the new drug.

Where the TPD has already approved a drug for sale in controlled-release dosages, we may seek approval from the TPD to sell an equivalent generic drug. In certain cases, the TPD does not require the manufacturer of a drug that is equivalent to a drug that has already been approved for sale by the TPD to conduct preclinical tests and clinical trials; instead, the manufacturer must satisfy the TPD that the drug is bioequivalent to the drug that has already been approved.

The TPD may deny approval or may require additional testing of an NDS if applicable regulatory criteria are not met. Product approvals may be withdrawn if compliance with regulatory standards is not maintained or if problems occur after the product reaches the market. Non-compliance with applicable requirements can result in fines and other sanctions, including product seizures and criminal prosecutions. Proposals have recently been made that, if implemented, would significantly change Canada's drug approval system. In general, the recommendations emphasize the need for efficiency in Canadian drug review. Proposals include establishment of a separate agency for drug regulation and modeling the approval system on those found in European Union countries. There is no assurance, however, that such changes will be implemented or, if implemented, will expedite the approval of controlled-release products.

The Canadian government has regulations which prohibit the issuance of a notice of compliance ("NOC") for a patented medicine to a generic competitor, provided that the patentee or an exclusive licensee has filed a list of its Canadian patents covering that medicine with the TPD. After receiving the list, the TPD may be prohibited from issuing an NOC permitting the importation or sale of a patented medicine to a generic competitor until patents on the medicine expire or the wave of infringement and/or validity of the patent(s) in question is resolved by litigation in the manner set out in such regulations. There may be additional patents of a drug compound.

Certain provincial regulatory authorities in Canada have the ability to determine whether the consumers of a drug sold within such province will be reimbursed by a provincial government health plan for that drug by listing drugs on formularies. The listing or non-listing of a drug on provincial formularies may affect the prices of drugs sold within provinces and the volume of drugs sold within provinces.

ADDITIONAL REGULATORY CONSIDERATIONS

Sales of our products by our licensees outside the United States and Canada are subject to regulatory requirements governing the testing, registration and marketing of pharmaceuticals, which vary widely from country to country.

Our manufacturing facilities located at Steinbach, Manitoba and Carolina, Puerto Rico operate according to FDA mandated Good Manufacturing Practices. The manufacturing facilities are inspected on a regular basis by the FDA, the TPD and other regulatory authorities. Our self-auditing team seeks to ensure compliance on an ongoing basis with FDA mandated Good Manufacturing Practices. From time to time, the FDA, the TPD or other regulatory agencies may adopt regulations that may significantly affect the manufacture and marketing of our products.

In addition to the regulatory approval process, pharmaceutical companies are subject to regulations under provincial, state and federal law, including requirements regarding occupational safety, laboratory practices, environmental protection and hazardous substance control, and may be subject to other present and future local, provincial, state, federal and foreign regulations, including possible future regulations of the pharmaceutical industry. We believe that we are in compliance in all material respects with such regulations as are currently in effect.

Development Facilities

A substantial amount of the work under the Development Contract is being conducted at Biovail's facilities. We believe that these facilities are sufficient to satisfy our obligations for performance under the Development Contract. Biovail's staff of scientists has expertise in all aspects of research and development, from pre-formulation studies and formulation development to pharmacokinetics and technology applications.

Biovail has successfully developed appropriate delivery systems for pharmaceutical compounds exhibiting a wide range of solubility and hydrophobicity characteristics. However, the same facilities are used by Biovail for work performed for its own account and in the performance of third party contracts.

In 1996, Biovail further enhanced its research capabilities when it opened its new primary Canadian research and development facilities. This 24,000 square foot facility in Toronto is equipped with state-of-the-art technology and equipment. Complementing the technology is the group's optimized computer modeling and simulation expertise. We believe that this combination of highly specialized equipment, scientific expertise and proprietary internal technology platforms enable Biovail to effectively pursue its controlled release drug delivery research and development programs.

Competition and Markets

The pharmaceutical industry is highly competitive and subject to rapid and significant technological change. Our products face intense competition from both conventional forms of drug delivery and controlled release drug delivery systems developed, or under development, by other pharmaceutical concerns. Many of these competitors have greater financial resources and marketing capabilities than those of I.P.L. Our competitors in the U.S. and abroad are numerous and include, among others, major pharmaceutical and chemical companies, including without limitation some of the licensees (or potential licensees) of our products, specialized contract research and research and development firms, universities and other research institutions. We believe that Biovail's controlled release technology combined with its strategy of funding and controlling all or most aspects of its controlled release pharmaceutical business will provide the cost savings, efficiencies in product development and acceleration of regulatory filings necessary for it to compete effectively with such firms and institutions. There can be no assurance, however, that competitors will not succeed in developing technologies and products that are as, or more, clinically or cost-effective than any that are being developed or licensed by us or Biovail or that would render our or Biovail's technologies and products obsolete or uncompetitive. In addition, certain competitors have greater experience than Biovail in clinical testing and human clinical trials of pharmaceutical products and in obtaining FDA and other regulatory approvals.

IPL was formed to- develop once-daily controlled-release branded versions of selected drugs, whose patents have expired and which are currently marketed (1) only in immediate release form or (2) in controlled-release form requiring multiple daily dosage. It is expected that such products will be marketed under distinct brand names.

The markets and clinical indications of the Company's products are set out below. Data as to market size has been obtained from IMS Health (America).

GENERIC VERSION OF PROCARDIA XL

A three to four times daily immediate-release formulation of nifedipine, introduced in January 1982 by Pfizer, is marketed in the United States under the brand name Procardia. Pfizer introduced a controlled-release version in September 1989 under the brand name Procardia XL. U.S. sales of Procardia XL were approximately $569 million for the twelve months ended June 30, 1999.

Biovail has developed a generic version of Procardia XL on behalf of Intelligent Polymers that includes multiple strengths and filed an ANDA in the first quarter of 1998. Prior to such filing, Mylan filed an ANDA for one strength only. Biovail has the right to exercise an option to acquire this product from us by paying, at Biovail's option, either (1) base royalties of 10% of net sales from this product during a specified period or (2) within 30 days of the exercise of the option, a lump sum of $25.0 million. Biovail has indicated that it intends to exercise this option and pay us $25 million for Procardia XL. In this event, Biovail will possess all rights with respect to this product, including, without limitation, the right to manufacture or obtain manufacturing for, license and market this product.

BRANDED PRODUCTS

In addition to a generic version of Procardia XL, under the Development Contract Biovail is developing, on our behalf, once-daily controlled-release branded versions of the following compounds, whose patents have expired:

                                                                                        U.S. PRODUCT
                                                                                          SALES (1)
                    CURRENTLY
                  MARKETED BRAND                                                       (IN MILLIONS OF
COMPOUND              NAME              U.S. MARKETER             INDICATION             U.S. DOLLARS)
--------              ----              -------------             ----------             -------------
Bupropion         Wellbutrin/Zyban      Glaxo Wellcome         Depression/smoking            $689
                                                               cessation

Buspirone         Buspar                Bristol-Myers          Anxiety, depression           $501
                                        Squibb

Metformin         Glucophage            Bristol-Myers          Diabetes                      $892
                                        Squibb

Tramadol          Ultram                Johnson &              Chronic Pain                  $421
                                        Johnson

Gabapentin        Neurontin             Parke-Davis            Epilepsy                      $571

[FN]
(1)  U.S. product sales are for the twelve months ended June 30, 1999

BUPROPION

A four times daily immediate-release formulation of Bupropion, introduced in July 1989 by Glaxo is marketed in the United States under the brand name Wellbutrin. In addition, a twice-daily controlled-release formulation of Bupropion, introduced in November 1996 by Glaxo, is marketed in the U.S. under the brand name Zyban for use as an aid in smoking cessation. U.S. sales of Wellbutrin/Zyban were approximately $689 million for the twelve months ended June 30, 1999.

Indication: Bupropion is indicated for the symptomatic relief of depressive illness. Major depression is frequently encountered by patients of primary care physicians. Depression may occur in neurosis as well as in mood disorders and is a manifestation of major psychiatric illness. Bupropion is also indicated in the United States for use as an aid in smoking cessation.

Clinical Efficacy: Bupropion has been proved to be effective in the treatment of depression. An open, uncontrolled study of 3,167 patients at 105 sites showed that functional status improved in patients treated with Wellbutrin SR for up to 56 days. This improvement was highly correlated with improvement in clinical symptoms.

Bupropion can also be used in conjunction with other anti-depressant drugs. When combined with another class of anti-depressants, specified neurotransmitter modulators ("SNMS"), in 27 patients, greater symptomatic improvement was found in 19 (70%) of those 27 subjects during a combined daily use of Bupropion with an SNM (Prozac-equivalent) than with either drug alone.

Our once-daily controlled-release formulation of Bupropion will seek to significantly improve upon the existing sustained release formulation by providing sustained plasma levels with better control of symptoms and improved compliance with convenient once-a-day dosing. Clinically, it is important that symptoms in the depressed patient be adequately controlled as compliance is a major concern in these patients.

In a study with children with attention deficit disorder with hyperactivity ("ADDH"), the results indicated that Bupropion may also be a useful addition to available treatments for ADDH.

In addition, Bupropion has been demonstrated to be an effective aid in smoking cessation. In a placebo-controlled trial comparing transdermal nicotine, and sustained-release Bupropion, and a combination of both transdermal nicotine and sustained-release Bupropion in 893 patients for nine weeks, smoking cessation rates were 20% with placebo, 32% with nicotine alone, 46% with Bupropion alone and 51% with both transdermal nicotine and Bupropion.

Market Size: The largest segment in the anti-depressant market is represented by SNMs (with which Bupropion is used in combination or with which it competes) which had U.S. sales of approximately $5.7 billion for the twelve months ended June 30, 1999. The anti-depressant market consists of four major drug categories: tricyclic anti-depressants, monoamine oxidase inhibitors, anti-mania drugs and SNMs. Major marketed brands include Tofranil (imipramine), Prozac (fluoxetine), Paxil (paroxetine), Luvox (fluoxamine) and Zoloft (sertaline). The smoking cessation market reached $347 million for the twelve months ended June 30, 1999. Major marketed brands of smoking cessation products include nicotine products such as Nicoderm, Habitrol, Nicorette, Nicotrol and Prostep.

BUSPIRONE

A three times daily immediate-release formulation of Buspirone, introduced in October 1986 by Bristol-Myers Squibb Company, is marketed in the United States under the brand name Buspar. U.S. sales of Buspar were approximately $501 million for the twelve months ended June 30, 1999.

Indication: Buspirone is indicated for the short-term symptomatic relief of excessive anxiety in patients with generalized anxiety disorder ("GAD"), which is also known as anxiety neurosis. GAD is a neurotic disorder characterized by chronic unrealistic anxiety often punctuated by acute attacks of anxiety or panic. Anxiety is a symptom of almost all psychiatric disorders and is encountered in day-to-day practice by both the general practitioner and the psychiatrist.

Clinical Efficacy: Controlled studies suggest that Buspirone is effective in treating GAD and that, unlike other anti-anxiety drugs, tolerance to the therapeutic effect of Buspirone does not develop. In one study involving 121 patients, Buspirone was found to be effective in improving both anxiety and depressive symptoms in GAD patients. Another study showed that Buspirone was more effective and had fewer side effects than lorazepam, a competing drug, and that, unlike patients treated with Lorazepam, those treated with Buspirone did not exhibit rebound anxiety. Given its effectiveness in treating symptoms of depression associated with GAD, Buspirone is also an effective and well tolerated drug for the treatment of depressive disorders.

Market Size: The anti-anxiety market had approximately $1.2 billion in U.S. sales for the twelve months ended June 30, 1999, of which Buspirone was the market leader. Due to its efficacy in treating depressive symptoms in GAD patients, Buspirone also indirectly competes in the market for antidepressant drugs, including the market for SNMs, which represented U.S. sales of approximately $5.7 billion for the twelve months ended June 30, 1999. Major anti-anxiety brands other than Buspirone include Xanax (alprazolam), Librium (chlordiazepoxide), Valium (diazepam), Ativan (lorazepam), Serax (oxazepam) and Atarax (hydroxyzine).

METFORMIN

A two to three times daily immediate-release formulation of Metformin, introduced in April 1995 by Bristol-Myers Squibb Company, is marketed in the United States under the brand name Glucophage. U.S. sales of Glucophage were approximately $892 million for the twelve months ended June 30, 1999.

Indication: Metformin is indicated for the treatment of diabetes mellitus which cannot be controlled by proper dietary management, exercise and weight reduction or when insulin therapy is not appropriate. Diabetes is a common disorder in which there are inappropriately elevated blood glucose levels and a variety of end organ complications leading to impaired kidney function and accelerated atherosclerosis.

Clinical Efficacy: Clinical advantages of Metformin include achieving control of elevated blood sugar levels without exacerbating weight gain, which is a common side effect of other anti-diabetic treatments. Metformin differs from the sulfonylureas in that it does not elevate insulin secretion and does not produce abnormally low blood sugar levels.

In controlled trials, Metformin has shown efficacy in lowering elevated blood sugar levels in the treatment of diabetes mellitus. In one such study of 289 obese patients with non-insulin dependent diabetes, poorly controlled with diet, the patients were given Metformin or a placebo. Blood sugar levels were on average 29% lower in patients receiving Metformin than in patients receiving a placebo. Furthermore, total cholesterol, LDL, and triglyceride concentrations decreased in patients receiving Metformin, but did not change in patients receiving a placebo.

Market Size: The oral anti-diabetic market represented approximately $2.3 billion in U.S. sales for the twelve months ended June 30, 1999. Major anti-diabetic products other than Glucophage include Glucotrol XL (glipizide) and Glynase (glyburide).

TRAMADOL

A three to four times daily immediate-release formulation of Tramadol, introduced in March 1995 by Johnson and Johnson, is marketed in the United States under the brand name Ultram. U.S. sales of Ultram were approximately $421 million for the twelve months ended June 30, 1999.

Indication: Tramadol is indicated for the treatment of a variety of pain syndromes, including management of moderate to moderately severe chronic pain associated with cancer and other terminal illnesses. Pain is a common symptom of many diseases and is generally seen in everyday clinical practice.

Clinical Efficacy: Tramadol is one of a number of narcotic (opioid) analgesics, which are among the most effective and valuable medications for the treatment of chronic pain. Tramadol's minimal propensity to induce typical opioid adverse effects is an advantage over other morphine-like agents. For example, relative to morphine, Tramadol causes less dependence and less respiratory depression. Tramadol also appears to be a promising drug for post-operative pain relief.

In an article published in the American Journal of Medicine, the author concluded that, based on clinical experience, Tramadol appears to have a low potential for abuse or addiction. Results from U.S. and European studies indicated that Tramadol is an effective analgesic that may have a particularly important role in the management of chronic pain. Tramadol has been prescribed for almost two decades in Europe.

Two long-term safety studies conducted on patients with chronic, nonmalignant pain demonstrated the efficacy of Tramadol in a variety of pain conditions.

Our once-daily controlled-release formulation of Tramadol will seek to provide sustained pain control, as compared to the immediate-release form. This would be especially useful to cancer or terminally ill patients who need analgesics as a 24-hour treatment.

Market Size: The combined market for narcotic and non-narcotic analgesics had U.S. sales of $2.2 billion for the twelve months ended June 30, 1999. The market for drugs for the relief of chronic pain consists of two major categories, narcotic and non-narcotic drugs. Narcotic analgesics include morphine (ketorolac) and Cataflam (diclofenac).

GABAPENTIN

A three times a day, immediate-release formulation of Gabapentin, introduced in February 1994 by Parke-Davis, is marketed in the United States under the brand name Neurontin. U.S. sales of Neurontin were approximately $571 million for the twelve months ended June 30, 1999.

Indication: Gabapentin is indicated as adjunctive therapy for the treatment of seizure disorders. It is used to minimize "break-through" seizures in patients that are being treated for epilepsy using other anti-convulsant therapies.

Clinical Efficacy: Gabapentin is an anti-convulsant drug whose mechanism of action is unknown. Clinical studies have shown that the use of Gabapentin as an add-on therapy reduces the incidence of refractory partial seizures as well as secondarily generalized tonic-clonic seizures in epileptic patients.

Central nervous system side effects can occur in patients treated with Gabapentin. A sustained release formulation will minimize these side effects by providing steady state therapeutic plasma levels without the peaks and troughs normally associated with immediate-release dosing. A once a day dosing regimen should improve patient compliance.

Market Size: Sales for the drug treatment of seizure disorders in the United States were $2.2 billion for the twelve months ended June 30, 1999. Gabapentin sales accounted for 26.4% of this market . Other anticonvulsant drugs include Dilantin (phenytoin), Depakene (Valproic acid), and Tegopen (carbamazapine).

Research Personnel and Facilities

A substantial amount of the work under the Development Contract is currently being conducted at Biovail's facilities. Although we believe that Biovail's research personnel and facilities are adequate for the performance of Biovail's services under the Development Contract, Biovail's research personnel also perform services in the same facilities for Biovail and other third party clients. Biovail is not required to allocate any specified amount of time or resources to its duties under the Development Contract. Biovail's obligations to other present and future clients may restrict the amount of resources that otherwise could be devoted to its duties under the Development Contract. Subject to its duties to use diligent efforts under the Development Contract, consistent with commercially reasonable practices, Biovail may allocate both its research and development personnel and its facilities as it deems appropriate under the circumstances.


Employees

Since our operations are conducted pursuant to the Development Contract and the Services Agreement, we have no employees other than the Chief Executive Officer, who is not a full-time employee.

ITEM 2. DESCRIPTION OF PROPERTY

Our principal executive office is located at Clarendon House, 2 Church Street, Hamilton, Bermuda. We do not own any facilities.

ITEM 3. LEGAL PROCEEDINGS

There are no material pending legal proceedings to which we are a party or to which any of our property is subject.

ITEM 4. CONTROL OF COMPANY

(a) To our knowledge, we are neither directly nor indirectly owned or controlled by another corporation or any foreign government.

(b) The following table states the identity of any individual, known to us, who owns more than 10% of our voting securities and the amount owned by our directors and officers, as of November 30, 1999.

(c) There are presently issued and outstanding 12,000 Special Shares all of which are owned by Biovail. Biovail as holder of the Special Shares, has an exclusive, irrevocable option to purchase all, but not less than all, of our issued and outstanding Common Shares. The Special Shares confer limited voting and other rights on Biovail (as the holder thereof). See "Description of Business - Relationship with Biovail."

          (1)                         (2)                         (3)                    (4)
     Title of  Class       Identity of person or Group        Amount Owned        Percentage of Class
     ---------------       ---------------------------        ------------        -------------------
     Common Shares         Farallon Partners L.L.C.             538,000                  14.3
     Common Shares         Directors and Officers                37,500                   1.0

ITEM 5. NATURE OF TRADING MARKET

Until September 30, 1999 the Units were traded on the American Stock Exchange (the "ASE") under the symbol IXP.u. The Units then separated into the two underlying securities. The IPL Common Shares now trade on the ASE under the symbol IXP, and the Biovail Warrants now trade on the New York Stock Exchange under the symbol BVFw. The following table sets forth the high and low prices on the ASE for the Units for the periods indicated, as reported by the ASE.

On September 30, 1999 the closing price of the Units was $46.50

                                              High                      Low
                                              ----                      ---
Fiscal 2000
               1st quarter                   $53.13                   $42.25

Fiscal 1999
               4th quarter                    41.88                    28.00
               3rd quarter                    30.88                    25.63
               2nd quarter                    28.00                    16.50
               1st quarter                    23.13                    16.63

Fiscal 1998
               4th quarter                    30.38                    19.75
               3rd quarter                    31.38                    20.75
               2nd quarter                    22.18                    17.75

There was one holder of record of the Units on September 30, 1999. This does not reflect beneficial ownership of shares held in street or nominee name. Based upon the number of annual reports and proxy statements requested by shareholder nominees, we estimate that the total number of beneficial holders of Units (now Common Shares) exceeds 700 holders.

ITEM 6. EXCHANGE CONTROL AND OTHER LIMITATIONS AFFECTING SECURITY HOLDERS

We have been designated as a non-resident for exchange control purposes by the Bermuda Monetary Authority. The transfer of our Common Shares between persons regarded as resident outside Bermuda for exchange control purposes may be effected without specific consent under The Bermuda Exchange Control Act 1972 (the "Bermuda Act") and its regulations. Issues and transfers of our Common Shares involving any person regarded as resident in Bermuda for Exchange Control purposes require specific prior authorization under the Bermuda Act. Pursuant to our non-resident status, we may hold any non-Bermudian currency and convert that currency into any other currency (other than Bermuda dollars) without restriction.

Non-Bermuda owners of our Common Shares are not restricted in the exercise of the rights to hold or vote such shares. Because we have been designated as a non-resident for Bermuda exchange control purposes, there are no restrictions on our ability to transfer funds in and out of Bermuda or to pay dividends to United States residents who are holders of our Common Shares, other than in respect of local Bermuda currency.

As an "exempted company," we are exempt from Bermuda laws which restrict the percentage of share capital that may be held by non-Bermudians, but as an exempted company we may not participate in certain business transactions including: (1) the acquisition or holding of land in Bermuda (except that required for its business and held by way of lease or tenancy for terms of not more than 21 years); (2) the taking of mortgages on land in Bermuda to secure an amount in excess of $50,000 without the consent of the Minister of Finance of Bermuda; (3) the acquisition of securities created or issued by, or any interest in, any local company or business, other than certain types of Bermuda government securities or securities of another "exempted" company, partnership or other corporation resident in Bermuda but incorporated abroad; or (4) the carrying on of business of any kind in Bermuda, except in furtherance of our business carried on outside Bermuda or under a license granted by the Minister of Finance of Bermuda.

ITEM 7. TAXATION

We are incorporated in Bermuda. Under current Bermuda law, we are not subject to tax on income or capital gains, and no Bermuda withholding tax will be imposed upon payments of dividends by us to our shareholders. Furthermore, we have received from the Minister of Finance of Bermuda under the Exempted Undertakings Tax Protection Act of 1966, as amended, an undertaking that, in the event that Bermuda enacts any legislation imposing any tax computed on profits or income, including any dividend or capital gains withholding tax, or computed on any capital assets, appreciation, or any tax in the nature of an estate, duty or inheritance tax, the imposition of such tax shall not be applicable to us or any of our operations, nor to our shares, debentures or other obligations, until March 28, 2016. This undertaking does not, however, prevent the imposition of property taxes on Intelligent Polymers-owned real property or leasehold interests in Bermuda. We do not expect to own or lease property in Bermuda. As an exempted company, we are liable to pay to the Bermuda government an annual registration fee calculated on a sliding-scale basis by reference to our assessable capital, that is, our authorized capital plus any share premium.

PASSIVE FOREIGN INVESTMENT COMPANY CONSIDERATIONS

A "passive foreign investment company" ("PFIC") is any foreign corporation if, after the application of certain "look-through" rules, (i) at least 75% of its gross income is "passive income" or (ii) at least 50% of the average value of its assets is attributable to assets that produce "passive income" or that are held for the production of "passive income." The determination as to PFIC status is made annually. Whether IPL or Biovail is a PFIC in any year and the tax consequences relating to PFIC status will depend on the composition of the income of IPL and Biovail. Because IPL will receive interest income and may receive royalties, it is expected that Intelligent Polymers will initially be a PFIC and a U.S. Holder would be subject to the PFIC taxation rules regardless of whether IPL continues to be a PFIC in any subsequent year. Under the PFIC taxation rules, U.S. holders owning shares of a PFIC are subject to a special U.S. federal income tax regime with respect to certain distributions received from the PFIC and with respect to gain from the sale or disposition of PFIC stock.

If IPL is a PFIC for any taxable year during which a U.S. Holder holds IPL Common Shares, unless such U.S. Holder makes the qualified election described below, such U.S. Holder would generally be subject to various adverse U.S. tax consequences. Generally, the direct and indirect U.S. shareholders of a PFIC must either (i) elect to have IPL treated, with respect to the holder's shareholding, as a "Qualified Electing Fund" and to report currently their pro rata share of the PFIC's ordinary earnings and net capital gain even if they do not receive distributions (the "qualified election"), or (ii) upon disposition of the shares of the PFIC, including a disposition pursuant to an otherwise tax-free reorganization, or receipt of an "excess distribution" (generally the U.S. Holder's ratable share of distributions in any year that are greater than 125% of the average annual distributions received by such U.S. Holder in the three preceding years or its holding period, if shorter), be subject generally to tax at the highest applicable rate of tax imposed on ordinary income in effect for that year as if the gain or distribution were earned ratably over the period in which the IPL Common Shares were held (including payment of an interest charge at the rate equal to the charge generally applicable to underpayments of tax, on the deferred tax). A shareholder that makes a qualified election may recognize ordinary income or loss as a result of currency fluctuations between the dates of deemed and actual distributions from the PFIC.

The qualified election is made on a shareholder-by-shareholder basis and can be revoked only with the consent of the IRS. Each shareholder should consult with his own tax advisor to decide whether to make the "qualified election." This election is made by attaching the shareholder election statement, the PFIC annual information statement and Form 8621 to such shareholder's timely filed income tax return with a copy of the shareholder election statement and Form 8621 being sent to the Internal Revenue Service Center, P.O. Box 21086, Philadelphia, Pennsylvania 19114. We will supply the PFIC annual information statement to all shareholders of record for each year. Copies of the Form 8621 must also be filed every year during which the "qualified election" is outstanding, both with such shareholder's tax return and with the IRS Service Center in Philadelphia.

The foregoing discussion of Bermuda taxation and of PFIC considerations is of a general and summary nature only and is not intended to be, nor should it be considered to be, legal or tax advice to any particular share unit, share or warrant holder. Accordingly, investors should consult their own tax advisors as to the tax consequences of disposing of their holdings.

ITEM 8. SELECTED FINANCIAL DATA

The following selected financial data of the Company for the year ended June 30, 1999, the period ended June 30, 1998 and as at June 30, 1999 and 1998 respectively have been derived from, and should be read in conjunction with, the audited financial statements of the Company for such periods and at such dates, included elsewhere in this Annual Report.

INCOME STATEMENT DATA

                                                        Year Ended           Period ended
                                                       June 30, 1999         June 30, 1998
                                                       -------------         -------------
                                                       (in $000's, except per share data)

Income:
     Net Investment Income                              $    2,384           $    2,360

Costs and expenses:
     Research and development                              (32,393)             (14,566)
     General administrative                                 (1,150)                (594)
                                                        ----------           ----------
     Total operating expenses                              (33,543)             (15,160)
                                                        ----------           ----------

Net loss                                                   (31,159)             (12,800)

Loss per common share                                        (8.34)               (3.42)

Weighted average number of Common Shares                 3,737,500            3,737,500
     Outstanding

BALANCE SHEET DATA

                                                                   As at June 30,
                                                             1999                 1998
                                                             ----                 ----
Working capital                                             21,524               50,568
Total assets                                                31,850               55,821
Total liabilities                                            2,054                1,084
Total shareholders' equity                                  23,579               54,737

The Company has not paid dividends on its Common Shares and does not anticipate that it will pay any cash dividends for the foreseeable future. Until the expiration of the Purchase Option, the Company may not pay any dividends without the prior written approval of the holders of a majority of the outstanding Special Shares. Biovail currently owns all of the outstanding Special Shares. See "Description of Business - Relationship with Biovail - Purchase Option."

ITEM 9. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

We commenced operations in October 1997 and since then we have been engaged in the development of once-daily controlled release versions of selected drugs whose patents have expired. Development is carried out on our behalf by Biovail Corporation International.

Results of Operations
Research and development costs for the year ended June 30, 1999 ("fiscal 1999") were $32,394,000 compared with $14,566,000 in the eleven month period ended June 30, 1998 ("fiscal 1998"). The increase relates to the fact that a number of projects progressed into more costly clinical stages of development.

General and administrative expenses were $1,150,000 in fiscal 1999 compared with $594,000 in fiscal 1998. The increase relates primarily to the fact that legal fees increased to $534,000 in fiscal 1999 from $152,000 in fiscal 1998. We have been actively contesting litigation brought against us in connection with certain of our products. In addition, administration fees increased to $400,000 for the full fiscal period in 1999 from $300,000 for the partial year in fiscal 1998.

Income from investments in fiscal 1999 was $2,384,000 compared with $2,360,000 in fiscal 1998. The increase stems from the fact that surplus funds were available for investment for the full year in fiscal 1999 and at marginally higher rates of interest than in fiscal 1998, although cash available for investment was lower in 1999.

As a result of the foregoing, the loss for fiscal 1999 was $31,159,000 in fiscal 1999 compared with $ 12,800,000 in fiscal 1998.

Liquidity and Capital Resources

At June 30, 1999 we had current assets of $29,875,000 of which $26,133,000 was represented by cash and available for sale securities, as compared to $51,652,000 and $51,121,00 at June 30, 1998. Additional available for sale securities with maturities greater than one year totalling $2,054,000 were held at June 30, 1999 compared to $4,169,000 at the previous year-end.

Current liabilities at June 30, 1999 were $8,272,000 compared to $1,084,000 the previous year.

Working capital at June 30, 1999 was $21,524,000 compared to $50,568,000 the previous year.

In a press release dated December 1, 1999, Biovail announced that it had exercised its option to purchase an exclusive license for the Additional Product for a purchase price of $25 million. Accordingly, we believe that our current working capital, in conjunction with investment income and revenues anticipated from possible out-licensing and co-development alliances, will be sufficient to meet cash requirements for the fiscal year to June 30, 2000.

Inflation

Inflation has not had a material effect of IPL's operations.

YEAR 2000 COMPLIANCE

The year 2000 issue arises because many computer hardware and software systems use only two digits to represent the year. As a result, these systems and programs may not process dates beyond 1999. We are directly reliant upon information technology only in the area of accounting and administration where we use widely available accounting and word-processing application software. We have been assured by the suppliers of these applications that they will be year 2000 compliant.

Since Biovail carries out all development for us under the Development Contract, we are indirectly reliant on Biovail's state of preparation in the fields of financial management and manufacturing. Biovail has assured us that they have completed their review of all applications and that they are now year 2000 compliant.

As part of its year 2000 preparedness program, Biovail purchased and has now installed an enterprise wide business system to handle financial and manufacturing applications at all its locations. The system was represented by the supplier to be year 2000 compliant and Biovail is performing detained analysis to ensure compliance.

ITEM 10. DIRECTORS AND OFFICERS OF REGISTRANT

The following table provides information concerning the current directors and officers of the Company:

Name                      Position with the Company                   Age
----                      -------------------------                   ---
Eugene N. Melnyk          Chairman of the Board of Directors          40
                          Chief Executive Officer

David J. Doyle            Director and Secretary                      44

Paul W. Haddy             Director                                    46


Mr. Melnyk has been the Chairman of the Board and a Director of Biovail since Trimel was merged into Biovail on March 29, 1994 (the "Amalgamation"). From October 1991 to March 1994, he was the Chairman of the Board of Directors of Biovail Corporation International ("BCI"), a predecessor of Biovail which was then a subsidiary of Trimel. Mr. Melnyk was instrumental in acquiring, financing and organizing the companies or businesses that comprised BCI. Mr. Melnyk also founded Trimel and served as its President and Chief Executive Officer from 1983 through July 1991.

Mr. Doyle has been a Common Director of Intelligent Polymers since its organization. Mr. Doyle has been an associate in the law firm of Conyers Dill & Pearman, Hamilton, Bermuda, since March 1, 1996, and specializes in international corporate matters with particular emphasis on insurance and reinsurance. Prior thereto, Mr. Doyle was a partner of the law firm of Appleby, Spurling & Kempe, Hamilton, Bermuda. Mr. Doyle is a director and officer of numerous Bermuda companies for which Conyers Dill & Pearman acts as legal counsel and for which its associated company, Codan Services, Ltd., provides corporate administrative services.

Mr. Haddy was appointed a Common Director of Intelligent Polymers in July 1998. Mr. Haddy has been Chairman and Chief Executive Officer of London Life Bank & Trust Corporation since January 1990. From 1989 to 1994, Mr. Haddy also served as President of London Life & Casualty Reinsurance Corporation and from 1984 to 1989 he was Director of Public Bonds at London Life Canada.

Each director retires annually and serves until their respective successors have been elected or qualified.

ITEM 11. COMPENSATION OF DIRECTORS AND OFFICERS

For the fiscal period ended June 30, 1999, all directors and directors of the Company as a group received total compensation of $2,500 (1998 -- $nil). The Company reimburses directors and officers for their actual business-related expenses.

Messrs. Melnyk is an employee of Biovail and receives compensation from Biovail for services performed for Biovail. IPL and Biovail have entered into a Services Agreement, under which Biovail performs management and administrative services for us. Charges under the Services Agreement for fiscal 1999 were $400,000 (1998 -- $300,000).

ITEM 12. OPTIONS TO PURCHASE SECURITIES FROM REGISTRANT OR SUBSIDIARIES

There are no options outstanding to purchase securities of the Company.

ITEM 13. INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS

Mr. Melnyk, Chairman of the Board and Chief Executive Officer of the Company, is Chairman of the Board of Biovail Corporation International.

The Company is involved in certain transactions with Biovail including the Development and License Agreement and the Services Agreement. See "Description of Business - Relationship with Biovail - Purchase Option, Development Contract, License Option and Services Agreement."

                                    PART II.

14.  DESCRIPTION OF SECURITIES TO BE REGISTERED

Not applicable.

                                    PART III.

15.  DEFAULTS UPON SENIOR SECURITIES

Not applicable.

16.  CHANGES IN SECURITIES AND CHANGES IN SECURITY FOR REGISTERED SECURITIES

Not applicable.

17.  FINANCIAL STATEMENTS AND EXHIBITS

The financial statements filed as part of this Annual Report are listed in Item
19. Financial Statements and Exhibits.

All financial statements herein are stated in accordance with generally accepted accounting principles in Canada and have been reconciled to United States GAAP. The table of contents to the consolidated financial statements and accompanying notes to the consolidated financial statements appear on F-1 of the Report on Form 20-F.

18.  FINANCIAL STATEMENTS

The Company has elected to provide Financial Statements pursuant to Item 17.

19.  FINANCIAL STATEMENTS AND EXHIBITS

The following Financial Statements are filed as part of this Annual Report:

A.   FINANCIAL STATEMENTS

--   Independent Auditors' Report.

--   Balance Sheets of the Company as at June 30, 1999 and 1998

-- Statements of Operations for the year ended June 30, 1999 and the period July 30, 1997 to June 30, 1998

-- Statements of Cash Flows for the year ended June 30, 1999 and the period July 30, 1997 to June 30, 1998

-- Statements of Changes in Shareholders' Equity for the year ended June 30, 1999 and the period July 30, 1997 to June 30, 1998

--   Notes to the Financial Statements

                           NTELLIGENT POLYMERS LIMITED

                          INDEX TO FINANCIAL STATEMENTS



Independent Auditors' Report........................................................F-2

Balance Sheets of the Company as at June 30, 1999 and 1998..........................F-3

Statements of Operations for the year ended June 30, 1999 and the period July
30, 1997 to June 30, 1998...........................................................F-4

Statements of Cash Flows for the year ended June 30, 1999 and the period July
30, 1997 to June 30, 1998...........................................................F-5

Statements of Changes in Shareholders' Equity for the year ended June 30, 1999 and the period July 30, 1997 to June 30, 1998.......................................F-6

Notes to the Financial Statements...................................................F-7

                          INDEPENDENT AUDITORS' REPORT


To the Shareholders of
INTELLIGENT POLYMERS LIMITED
(A development stage Bermuda company )
Administrative Offices
Chelston Park
Collymore Rock
St. Michael, Barbados

We have audited the accompanying balance sheets of Intelligent Polymers Limited (a development stage company domiciled in Bermuda) as of June 30, 1999 and 1998 and the related statements of operations, cash flows and shareholders' equity for the year ended June 30, 1999, for the period from July 30, 1997 (inception) to June 30, 1998, and for the period from July 30, 1997 (inception) to June 30, 1999 (all expressed in United States dollars). These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform an audit to obtain reasonable assurance that the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the company as of June 30, 1999 and 1998 and the results of its operations and its cash flows for the year ended June 30, 1999, for the period from July 30, 1997 (inception) to June 30, 1998, and for the period from July 30, 1997 (inception) to June 30, 1999 in accordance with generally accepted accounting principles in the United States of America.




                                                        [Deloitte & Touche Logo]

                                                           CHARTERED ACCOUNTANTS

Bridgetown, Barbados
November 26, 1999

                          INTELLIGENT POLYMERS LIMITED
                      (A DEVELOPMENT STAGE BERMUDA COMPANY)

                                 BALANCE SHEETS

                          AS AT JUNE 30, 1999 AND 1998

                      (Expressed in United States Dollars)



                                                                      JUNE 30,          JUNE 30,
  ASSETS                                            NOTES               1999              1998
  ------                                            -----               ----              ----
CURRENT ASSETS
  Cash and cash equivalents                           7             $  8,397,244     $ 21,739,894
  Available for sale securities                       8               17,656,921       29,380,952
  Interest receivable                                                    192,336          530,926
  Contract advances                                   4                3,550,000               --
                                                                    ------------     ------------

  Total current assets                                                29,796,501       51,651,772

  Available For Sales Securities                      8                2,054,400        4,169,035
                                                                    ------------     ------------
                                                                    $ 31,850,901       55,820,807
                                                                    ============     ============

  LIABILITIES AND SHAREHOLDERS' EQUITY
  ------------------------------------

CURRENT LIABILITIES
  Accounts payable                                                  $    223,995     $    682,806
  Accrued liabilities                                 9                8,048,215          401,191
                                                                    ------------     ------------
                                                                       8,272,210        1,083,997
                                                                    ------------     ------------
SHAREHOLDERS' EQUITY
  Common shares, of par value US$0.01 per share
  4,000,000 shares authorised
  3,737,500 shares issued and outstanding            10                   37,375           37,375
Special shares, of par value US$1.00 per share
  12,000 shares authorised, issued and outstanding   10                   12,000           12,000
Additional paid-in share capital                     11               67,486,400       67,486,400
                                                                    ------------     ------------
Total paid in capital                                                 67,535,775       67,535,775

Accumulated other comprehensive income                                     2,422            1,287

Deficit accumulated during the development stage                     (43,959,506)     (12,800,252)
                                                                    ------------     ------------
                                                                      23,578,691       54,736,810
                                                                    ------------     ------------
                                                                    $ 31,850,901     $ 55,820,807
                                                                    ============     ============

The attached notes form an integral part of these financial statements.



                            APPROVED ON BEHALF OF THE BOARD

                            ......................     .........................
                            Director                   Director

                          INTELLIGENT POLYMERS LIMITED

                      (A DEVELOPMENT STAGE BERMUDA COMPANY)

                            STATEMENTS OF OPERATIONS

                        FOR THE YEAR ENDED JUNE 30, 1999

                  AND THE PERIOD JULY 30, 1997 TO JUNE 30, 1998

                      (Expressed in United States Dollars)

                                                                                               PERIOD FROM
                                                      FROM JULY 30,                           JULY 30,1997
                                                    1997 (INCEPTION)        YEAR ENDED         (INCEPTION)
                                                       TO JUNE 30,           JUNE 30,          TO JUNE 30,
                                     NOTES                1998                 1999                1999
                                     -----          ----------------     --------------      --------------
INCOME
Net investment income                                $   4,744,106        $   2,383,982       $   2,360,124
                                                     -------------        -------------       -------------
COSTS AND EXPENSES
Research and development               4                46,959,488           32,393,534          14,565,954
General and administrative                               1,744,124            1,149,702             594,422
                                                     -------------        -------------       -------------
Total operating expenses                                48,703,612           33,543,236          15,160,376
                                                     -------------        -------------       -------------
NET LOSS for the year/period                         $ (43,959,506)       $ (31,159,254)      $ (12,800,252)
                                                     =============        =============       =============

NET LOSS PER COMMON
 SHARE 12                                            $      (11.76)       $       (8.34)      $       (3.42)
                                                     -------------        -------------       -------------
WEIGHTED AVERAGE NUMBER OF COMMON
 SHARES OUTSTANDING                                      3,737,500            3,737,500           3,737,500
                                                     -------------        -------------       -------------


The attached notes form an integral part of these financial statements.

                          INTELLIGENT POLYMERS LIMITED
                     (A DEVELOPMENT STAGE BERMUDA COMPANY )

                            STATEMENTS OF CASH FLOWS

                        FOR THE YEAR ENDED JUNE 30, 1999

                  AND THE PERIOD JULY 30, 1997 TO JUNE 30, 1998

                      (Expressed in United States Dollars)

                                                                                               PERIOD FROM
                                                      FROM JULY 30,                            JULY 30,1997
                                                    1997 (INCEPTION)        YEAR ENDED          (INCEPTION)
                                                       TO JUNE 30,           JUNE 30,           TO JUNE 30,
                                                          1999                 1999                1998
                                                          ----                 ----                ----
OPERATING ACTIVITIES
Net loss for the year/period                          $(43,959,506)        $(31,159,254)       $(12,800,252)
Adjustments to reconcile net loss to
cash provided by operating activities:
Amortization of investment premiums                        106,889              104,691               2,198
                                                      ------------         ------------        ------------
                                                       (43,852,617)         (31,054,563)        (12,798,054)

Changes in operating assets and liabilities
Decrease/(increase) in interest receivable                (192,336)             338,590            (530,926)
(Increase) in contract advances                         (3,550,000)          (3,550,000)                  -
(Decrease)/increase in accounts payable                    223,995             (458,811)            682,806
Increase in accrued liabilities                          8,048,215            7,647,024             401,191
                                                      ------------         ------------        ------------
Net cash used by operating activities                  (39,322,743)         (27,077,760)        (12,244,983)
                                                      ------------         ------------        ------------
INVESTING ACTIVITIES
Proceeds from sale of securities                       110,723,269           69,119,016          41,604,253
Purchases of securities                               (130,539,057)         (55,383,906)        (75,155,151)
                                                      ------------         ------------        ------------
Net cash provided by/(used in) investing
activities                                             (19,815,788)          13,735,110         (33,550,898)
                                                      ------------         ------------        ------------
FINANCING ACTIVITIES
Proceeds from issue of share capital and
warrants                                                67,535,775                    -          67,535,775
                                                      ------------         ------------        ------------
Net cash provided by financing activities               67,535,775                    -          67,535,775
                                                      ------------         ------------        ------------
(DECREASE)/INCREASE
IN CASH AND CASH EQUIVALENTS                             8,397,244          (13,342,650)         21,739,894

CASH AND CASH EQUIVALENTS,
beginning of year/period                                         -           21,739,894                   -
                                                      ------------         ------------        ------------
CASH AND CASH EQUIVALENTS,
end of year/period                                    $  8,397,244         $  8,397,244        $ 21,739,894
                                                      ============         ============        ============


The attached notes form an integral part of these financial statements.

                          INTELLIGENT POLYMERS LIMITED

                      (A DEVELOPMENT STAGE BERMUDA COMPANY)

                  STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

                        FOR THE YEAR ENDED JUNE 30, 1999
                  AND THE PERIOD JULY 30, 1997 TO JUNE 30, 1998
                      (Expressed in United States Dollars)


                                                 1999                              1998
                                                 ----                              ----
SHARES
Balance at July 30, 1997                                                      $          -
Balance at July 1, 1998                     $     37,375
Shares issued October 10, 1997                                                      37,375
                                            ------------                      ------------
Balance at June 30, 1999                          37,375                            37,375
                                            ------------                      ------------

SPECIAL SHARES
Balance at July 30, 1997                                                                 -
Balance at July 1, 1998                           12,000
Shares issued July 30, 1997                                                         12,000
                                            ------------                      ------------
Balance at June 30, 1999                          12,000                            12,000
                                            ------------                      ------------
ADDITIONAL PAID-IN CAPITAL
Balance at July 30, 1997                                                                 -
Balance at July 1, 1998                       67,486,400
Shares issued October 10, 1997                                                  74,712,625
Issue expenses                                                                  (7,226,225)
                                            ------------                      ------------
Balance at June 30, 1999                      67,486,400                        67,486,400
                                            ------------                      ------------
ACCUMULATED OTHER COMPREHENSIVE
  INCOME/(LOSS)
Balance at July 30, 1997                                                                 -
Balance at July 1, 1998                            1,287
Unrealised gain on available
  for sale securities                                         $      1,135                        $      1,287
                                                              ------------                        ------------
Other comprehensive income                         1,135             1,135           1,287               1,287
                                            ------------                      ------------
Balance at June 30, 1999                           2,422                             1,287
                                            ------------                      ------------
ACCUMULATED DEFICIT
Balance at July 30, 1997                                                                 -
Balance at July 1, 1998                      (12,800,252)
Net loss                                     (31,159,254)      (31,159,254)    (12,800,252)        (12,800,252)
                                            ------------      ------------    ------------        ------------
Balance at June 30, 1999                     (43,959,506)                      (12,800,252)
                                            ------------                      ------------
Comprehensive loss                                            $(31,158,119)                       $(12,798,965)
                                                              ============                        ============

TOTAL SHAREHOLDERS' EQUITY                  $ 23,578,691                      $ 54,736,810
                                            ============                      ============

The attached notes form an integral part of these financial statements.

                          INTELLIGENT POLYMERS LIMITED
                      (A DEVELOPMENT STAGE BERMUDA COMPANY)


                        NOTES TO THE FINANCIAL STATEMENTS


                        FOR THE YEAR ENDED JUNE 30, 1999
                  AND THE PERIOD JULY 30, 1997 TO JUNE 30, 1998
                      (Expressed in United States Dollars)




Note 1. BACKGROUND

        Intelligent Polymers Limited (`IPL' or the `Company'), a development stage company domiciled in Bermuda, was formed on July 30, 1997 primarily to develop once-daily controlled release versions of selected drugs, which are currently marketed only in immediate release form or in controlled release form requiring multiple daily dosing, and whose patents have or will have expired upon the anticipated receipt of FDA marketing approval. The Company commenced operations on October 10, 1997.

        In October 1997 IPL and Biovail Corporation International completed a sale to the public of 3,737,500 units, each unit consisting of one Common Share (the `IPL Common Shares') and one Warrant (the `Warrants') to purchase one Common Share of Biovail Corporation International. The offering raised $67,523,775 in net proceeds for the Company.

Note 2. SIGNIFICANT ACCOUNTING POLICIES

        The accompanying financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America. These require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates. The following are the significant accounting policies adopted by the
        Company:

        The Company is currently engaged in the development of certain therapeutic products; it has not yet completed product development, obtained required regulatory approvals or verified the market acceptance and demand for its products. Accordingly, its activities have been accounted for as those of a `development stage enterprise' as set forth in Financial Accounting Standards Board Statement No. 7, `Accounting and Reporting by Development Stage Enterprises'.

        BASIS OF ACCOUNTING

        At the current rate of research and development expenditure the Company will exhaust its cash resources sometime during the fiscal year ended June 30, 2000, at which time its future activities will be dependent on additional funding. As further explained in Note 5, Biovail, has the right to acquire an exclusive license to one product [Nifedipine (Procardia) XL, the "Additional Product"] upon payment of either (a) a one time cash fee of US$25,000,000 or (b) base royalties of 10% of the net sales from the Additional Product. Biovail has represented that it plans to exercise this option by remitting the one-time fee of $25 million. Consequently these financial statements have been prepared on a going concern basis.

        RESEARCH AND DEVELOPMENT

        Research and development costs are expensed as incurred. Amounts paid by the Company related to invoices received for work that has yet to be performed are treated as contract advances.

        TECHNOLOGY RIGHTS

        Payments for access to and use of proprietary technologies are expensed as incurred.

        CASH AND CASH EQUIVALENTS

        Cash and cash equivalents include cash and highly liquid investments with initial maturities of three months or less.

        INVESTMENTS

        The Company's investments are considered to be `available for sale' as set forth under the definition in the Financial Accounting Standards Board Statement No. 115 `Accounting for Certain Investments in Debt and Equity Securities'.

        Investments available for sale are carried at fair value, being the quoted market price of these securities. The net unrealized appreciation or depreciation on investments available for sale is included as a component of other comprehensive income. Realized gains and losses on sales of investments are determined on a first-in, first out basis. Investment income is recognized when earned and includes the amortization of premiums or discounts on investments.

        FAIR VALUE OF FINANCIAL INSTRUMENTS

        The carrying amount approximates fair value because of the short maturity of those instruments.

        The fair values of investments are estimated based on quoted market prices for those investments.

        PRONOUNCEMENTS

        During the year ended June 30, 1999, the Company adopted Statement of Financial Accounting Standards (`SFAS') 130 `Reporting Comprehensive Income'. SFAS 130 establishes standards for reporting and displaying comprehensive income (loss) and its components in a full set of general-purpose financial statements. Comprehensive income (loss) is determined by adjusting net loss by other items not included as a component of net loss, such as gains or losses on available for sale investments. Total comprehensive income (loss) is shown in the statement of shareholders' equity.

        Also during the year ended June 30, 1999, the Company adopted SFAS 131 `Disclosures about Segments of an Enterprise and Related Information'. SFAS 131 establishes standards for the manner in which public business enterprises report information about operating segments in annual and interim financial statements. It also establishes standards for related disclosures about products and services, geographic areas and major customers. Because the Company has focused its efforts on developing its business and conducting market research and product development, the Company has operated as a single segment.

        In June 1998, the Financial Accounting Standards Board issued SFAS 133 `Accounting for Derivative Instruments and Hedging Activities'. SFAS 133 establishes accounting and reporting standards for derivative financial instruments and hedging activities related to those instruments, as well as other hedging activities. Because the Company does not currently hold any derivative instruments and does not engage in hedging activities, the Company expects that the adoption of SFAS 133 will not have a material impact on its financial position, results of operations or cash flows. The Company will not be required to adopt SFAS 133 until fiscal 2001.

Note 3. TRANSACTIONS WITH BIOVAIL

        The Company has entered into agreements with Biovail Laboratories Incorporation, a wholly owned subsidiary of Biovail Corporation International, (collectively `Biovail') which include a product development and licensing agreement (the `Development Contract', see notes 4 and 5) relating to the research, development and licensing of once-daily controlled release drug products and the `Services Agreement' (see note 6). Pursuant to the Development Contract, Biovail has agreed to use diligent efforts to conduct toxicity studies, formulation development and clinical studies for, and pursue U.S. regulatory approval of, certain agreed upon drug products. Payments to Biovail under the Development Contract will be in an amount equal to the full amount of all development costs incurred by Biovail at actual cost plus a 65% markup in 1999 (45% in 1998).

        Substantially all the management and operating activities of the Company will be carried out by Biovail under the Services Agreement.

        Biovail owns all the issued and outstanding special shares of the Company, which grant the holder of the majority of such special shares the Purchase Option and confer limited voting and other rights on the holder (see note 10).

Note 4. PRODUCT DEVELOPMENT ARRANGEMENT

        In September 1997, the Company entered into the Development Contract with Biovail to conduct toxicity studies, formulation development, clinical studies and final development including U.S. regulatory approval of the Company's products as defined and as added to and modified by mutual agreement.

        The net proceeds of the unit offering in October 1997 were used primarily to make payments to Biovail pursuant to the agreement for the development of these products. In the year to June 30, 1999 an amount of $20,260,000 (1998 - $14,565,954) was invoiced by Biovail, of which
        $3,550,000 (1998 - $NIL) represented an advance against future costs. In the event of a contract termination, amounts representing advances against future costs would be fully refundable to the Company.

        All intellectual property developed pursuant to the Development Contract remains the property of Biovail.

Note 5. DEVELOPMENT CONTRACT

        Under the Development Contract and subject to the Biovail Option (see last paragraph of note 5), IPL has been granted a license (the `License') from Biovail to manufacture or obtain manufacturing for, sell and otherwise market throughout the world (other than in Canada), products developed for IPL under the Development and License Agreement.

        Notwithstanding any rights or license granted or acquired by IPL under this arrangement, Biovail has the exclusive right to manufacture any product through to the fifth anniversary of FDA approval of each such product and is obligated during such period, at the request of IPL, to manufacture any product at Biovail's standard cost of manufacture plus 25% of such cost.

        The License as to any particular product is exclusive until the expiration of patents covering the licensed product or, if there are no such patents, for a period of 10 years from the date of the first commercial sale of the product. Any such license shall be royalty free.

        With respect to one product (Nifedipine XL, the `Additional Product'), Biovail has the right, exercisable within 60 days of US regulatory approval (the `Biovail Option'), to acquire an exclusive license to the Additional Product upon payment by Biovail, at Biovail's option, of either (a) a one-time cash fee of US$25,000,000 or (b) base royalties of 10% of the net sales from the Additional Product.

Note 6. SERVICES AGREEMENT

        In September 1997, the Company entered into a Services Agreement with Biovail for the provision of administrative support. For the year ended June 30, 1999, general and administrative services in the statement of operations includes US$400,000 (1998 - US$300,000) charged by Biovail under the terms of this agreement.

Note 7. CASH AND CASH EQUIVALENTS

        At June 30, 1999 funds were held in short-term deposits with major financial institutions and in commercial paper with maturities of three months or less. Management is of the opinion that there is no significant concentration of credit risk.

Note 8. AVAILABLE FOR SALE SECURITIES

        The amortized cost, fair value and unrealized gains of available for sale securities by contractual maturity is shown below:

                                                                June 30, 1999
                                              -------------------------------------------------
                                                 Gross
                                               Amortized              Fair
                                                  Cost               Value          Gain/(Loss)
                                                  ----               -----          -----------
                                                  US$                 US$               US$
Maturity less than one year but
greater than three months:
    Asset backed securities                  $ 17,639,329        $ 17,656,921         $ 17,592

Maturity one to two years:
    Corporate bonds                             2,069,570           2,054,400          (15,170)
                                             ------------        ------------         --------
                                             $ 19,708,899        $ 19,711,321         $  2,422
                                             ============        ============         ========


                                                                June 30, 1998
                                              -------------------------------------------------
                                                 Gross
                                               Amortized              Fair
                                                  Cost               Value          Gain/(Loss)
                                                  ----               -----          -----------
                                                  US$                 US$               US$
Maturity less than one year but
greater than three months:
    Commercial Paper                         $ 22,552,293        $ 22,552,293         $      -
    Certificates of Deposit                     6,827,432           6,828,659            1,227
                                             ------------        ------------         --------
                                               29,379,725          29,380,952            1,227
Maturity one to two years:
    Asset backed securities                     4,168,975           4,169,035               60
                                             ------------        ------------         --------
                                             $ 33,548,700        $ 33,549,987         $  1,287
                                             ============        ============         ========

Note 9. ACCRUED LIABILITIES

                                                      1999            1998
                                                      ----            ----
        Contract payment                           $8,000,000      $        -
        Other accrued liabilities                      48,215         401,191
                                                   ----------      ----------
                                                   $8,048,215      $  401,191
                                                   ==========      ==========

        The Company entered into an agreement on June 30, 1999 for access to certain toxicology data and committed to a payment of $8,000,000 in line with that agreement. The Company has expensed this payment as a research and development expense as the future benefits to be derived from the access are uncertain. This amount was paid subsequent to the year end and is consequently provided for as an accrued liability.

Note 10. SHARE CAPITAL

        The Company's authorised capital stock consists of 4,000,000 Common Shares, par value $0.01 per share (the `IPL Common Shares'), of which 3,737,500 are issued and outstanding, and 12,000 Special Shares, par value US$1.00 per share (the `Special Shares'), of which 12,000 are issued and outstanding.

        Biovail, as holder of the Special Shares has an exclusive, irrevocable option (the `Purchase Option') to purchase all, but not less than all, of the issued and outstanding IPL Common Shares. Biovail may exercise the Purchase Option at any time up to the earlier of (i) September 30, 2002 and (ii) the 90th day after the date that IPL provides Biovail with quarterly financial statements of IPL showing cash or cash equivalents of less than $3 million, although Biovail may at its election extend such period by providing additional funding for the continued development of the Products or Additional products, but in no event beyond September 30, 2002. The Purchase Option exercise price may be paid in cash, or Biovail Common Shares, or any combination at Biovail's sole discretion, as follows:

                                                                   Purchase Option
                                                                   Exercise Price
                                                                   --------------
        Before October 1, 2000                                        US$39.06
        On or after October 1, 2000 and on or before
           September 30, 2001                                         US$48.83
        On or after October 1, 2001 and on or before
           September 30, 2002                                         US$61.04

        Biovail owns all of the issued and outstanding Special Shares which have limited voting rights and confer limited rights on Biovail in addition to the Purchase Option. The Company, under its bye-laws is prohibited, until the expiration of the Purchase Option, from taking or permitting certain actions inconsistent with Biovail's rights under the Purchase Option. The Special Shares do not confer any rights to receive any dividend or other distribution, nor any right or interest in the profits or assets of the Company.

Note 11. ADDITIONAL PAID IN SHARE CAPITAL

         In October, 1997, the Company completed a public offering of 3,737,500 units. Each unit sold at a price of $20 comprised of one (1) common share of the Company, par value $0.01, and one warrant to purchase one
         (1) common share of Biovail. The portion of the proceeds attributable to the fair value of the Biovail Warrants was treated as a capital contribution by the Company.

         On September 30, 1999, the Warrants traded only with the Company's common shares as units. From and after such date, the Warrants separated from the Company's common shares and now trade independently.

         The Warrants will be exercisable at any time from October 1, 1999 through September 30, 2002 (the `Warrant Expiration Date') at an exercise price per Biovail Common share of $40.00, subject to certain adjustments. Warrants not exercised on or prior to the Warrant Expiration Date, shall become void and all rights in respect thereof shall cease as of such time.

         The Warrants do not confer upon the holder thereof any voting, preemptive, or other rights as a stockholder of Biovail.

Note 12. LOSS PER COMMON SHARE

         Loss per Common Share is based upon the weighted average number of Common Shares outstanding during the year. There were no common share equivalents outstanding during the year.

Note 13. TAXATION

         The Company is incorporated under the laws of Bermuda and currently is not obligated to pay any taxes in Bermuda based upon income or capital gains. The Company has received an undertaking from the Minister of Finance in Bermuda pursuant to the provisions of the Exempted Undertakings Tax Protection Act, 1966, Amendment Act 1987, which exempts the Company and its shareholders, other than shareholders ordinarily resident in Bermuda, from any Bermuda taxes computed on profits, income or any capital asset, gain or appreciation, or any tax in the nature of estate duty or inheritance tax, at least until the year 2016.

Note 14. CONTINGENCIES

         The Company is involved in various routine legal proceedings incidental to the ordinary course of business. The Company believes the outcome of all pending legal proceedings in the aggregate will not have a material adverse effect on its financial condition, results of operations or cash flows.

     Registration Statements No. 333-35833 and No. 333-35839.



                                   SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Company certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.


INTELLIGENT POLYMERS LIMITED



                                                /s/     Eugene N. Melnyk
                                                ------------------------

                                                Eugene N. Melnyk
                                                Chief Executive Officer

Date: December 30, 1999.

B.   EXHIBITS PREVIOUSLY FILED

Exhibit Number

1.1*    Form of Underwriting Agreement
3.1*    Memorandum of Association of Intelligent Polymers
3.2*    Bye-Laws of Intelligent Polymers
4.1*    Purchase Option (included in Exhibit 3.2)
4.2*    Form of Warrant Agreement
4.3*    Form of Warrant (included in Exhibit 4.2)
4.4*    Form of Unit Certificate
4.6* Specimen Stock Certificate for Intelligent Polymers Common Shares (included in Exhibit 4.4)
4.7*    Specimen Stock Certificate for Intelligent Polymers Special Shares
5.1* Opinion of Cassels Brock & Blackwell as to legality of underlying Biovail Common Shares, including consent.
5.2* Opinion of Conyers Dill & Pearson as to legality of Intelligent Polymers Common Shares, including consent.
8.1*    Opinion of Cahill Gordon & Reindel as to U.S. tax matters, including consent.
8.2* Opinion of Cassels Brock & Blackwell as to Canadian Tax matters , including consent.
8.3* Opinion of Conyers Dill & Pearson as to Bermuda tax matters, including consent.
10.1*   Form of Development and License Agreement
10.2*   From of Services Agreement
21.1*   List of Subsidiaries of Biovail.
23.1*   Consent of Cahill Gordon & Reindel (included in Exhibit 8.1).
23.2*   Consent of Cassels Brock & Blackwell (included in Exhibit 5.1 and
        Exhibit 8.2).
23.3*   Consent of Conyers Dill & Pearson (included in Exhibit 5.2 and Exhibit
        8.2).
23.4*   Consent of Kenneth C. Cancellara (included in Exhibit 5.1).
23.5* Consent of Deloitte & Touche, independent Chartered Accountants, regarding Intelligent Polymers Balance Sheet and Biovail Consolidated Financial Statements.
24.1*   Powers of Attorney (included on signature pages).

C.   EXHIBITS FILED PREVIOUSLY THIS YEAR

No exhibits were filed other than as exhibits to Registration Statement and Amendments thereto.

D.   EXHIBITS FILED WITH THIS SUBMISSION

99.1    Notice of Annual Meeting
99.2    Proxy

[FN]
     * Filed by amendment to Registrant's Registration Statement Form F-1 on Form F - 1A,

                                 Exhibit Index


     EXHIBITS PREVIOUSLY FILED

Exhibit Number

1.1*    Form of Underwriting Agreement
3.1*    Memorandum of Association of Intelligent Polymers
3.2*    Bye-Laws of Intelligent Polymers
4.1*    Purchase Option (included in Exhibit 3.2)
4.2*    Form of Warrant Agreement
4.3*    Form of Warrant (included in Exhibit 4.2)
4.4*    Form of Unit Certificate
4.6* Specimen Stock Certificate for Intelligent Polymers Common Shares (included in Exhibit 4.4)
4.7*    Specimen Stock Certificate for Intelligent Polymers Special Shares
5.1* Opinion of Cassels Brock & Blackwell as to legality of underlying Biovail Common Shares, including consent.
5.2* Opinion of Conyers Dill & Pearson as to legality of Intelligent Polymers Common Shares, including consent.
8.1*    Opinion of Cahill Gordon & Reindel as to U.S. tax matters, including consent.
8.2* Opinion of Cassels Brock & Blackwell as to Canadian Tax matters , including consent.
8.3* Opinion of Conyers Dill & Pearson as to Bermuda tax matters, including consent.
10.1*   Form of Development and License Agreement
10.2*   From of Services Agreement
21.1*   List of Subsidiaries of Biovail.
23.1*   Consent of Cahill Gordon & Reindel (included in Exhibit 8.1).
23.2*   Consent of Cassels Brock & Blackwell (included in Exhibit 5.1 and
        Exhibit 8.2).
23.3*   Consent of Conyers Dill & Pearson (included in Exhibit 5.2 and Exhibit
        8.2).
23.4*   Consent of Kenneth C. Cancellara (included in Exhibit 5.1).
23.5* Consent of Deloitte & Touche, independent Chartered Accountants, regarding Intelligent Polymers Balance Sheet and Biovail Consolidated Financial Statements.
24.1*   Powers of Attorney (included on signature pages).

     EXHIBITS FILED PREVIOUSLY THIS YEAR

No exhibits were filed other than as exhibits to Registration Statement and Amendments thereto.

     EXHIBITS FILED WITH THIS SUBMISSION

99.1    Notice of Annual Meeting
99.2    Proxy

[FN]
     * Filed by amendment to Registrant's Registration Statement Form F-1 on Form F - 1A,